UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

365 Bay Street, Suite 800

Toronto, ONtario M5H 2V1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

This Report on Form 6-K/A (the “Amendment”) amends the Report on Form 6-K filed on August 15, 2022 (the “Original 6-K”) containing the Unaudited Interim Condensed Consolidated Financial Statements of Flora Growth Corp. (the “Company”) as of and for the six months ended June 30, 2022. The purpose of this Amendment is solely to provide the Company’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2022 formatted in Inline eXtensible Business Reporting Language (“iXBRL”) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1. Such Unaudited Interim Condensed Consolidated Financial Statements were previously filed without iXBRL as exhibit 99.2 to the Original 6-K.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

The information contained in this Form 6-K, including Exhibits 99.1 and 101, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-259198, 333-262660 and 333-266400).

Exhibit Index

Exhibit

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of and for the six month periods ended June 30, 2022 and 2021.

101.NS

The following materials from this Report on Form 6-K are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021; (ii) Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss for the six-month periods ended June 30, 2022 and 2021; (iii) Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the six-month periods ended June 30, 2022 and 2021; (iv) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2022 and 2021; and (v) Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2022.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: September 19, 2022	By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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